Exhibit 99.1

Western Copper and Gold Closes Private Placement and Announces CFO

VANCOUVER, Feb. 28, 2020 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN; NYSE American: WRN) is pleased to report that it has completed the private placement previously announced on February 21, 2020 (the "Private Placement") wherein strategic investor, Michael Vitton, purchased 3,000,000 units (the "Units") at a price of $0.65 per Unit to raise gross proceeds of $1.95 million.The proceeds from the Private Placement will be used for development of the Casino Project and for general corporate purposes.

Each Unit consists of one common share of the Company (a "Share") and half of one warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder to purchase one additional Share at a price of $0.85 until February 28, 2025.

The Shares, Warrants and any Shares issued upon exercise of the Warrants are subject to a hold period and may not be traded until June 29, 2020 except as permitted by applicable securities legislation and the rules and policies of the Toronto Stock Exchange.

VARUN PRASAD APPOINTED CFO

Mr. Varun Prasad has been appointed to the position of Chief Financial Officer ("CFO") of Western, which appointment will become effective March 1, 2020. Mr. Prasad has worked on the Finance team for Western since 2011, previously as Corporate Controller and most recently as Interim CFO. Mr. Prasad has extensive experience in financial reporting and regulatory matters. He holds a B.A. Technology (Accounting) from British Columbia Institute of Technology and is a member of the Chartered Professional Accountants of B.C. Mr. Prasad will report to President & CEO, Paul West-Sells, and oversee the day to day financial operations of the Company.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated use of proceeds from the Private Placement. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "plans", "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumption that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SOURCE Western Copper and Gold Corporation

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2020/28/c3802.html

%CIK: 0001364125

For further information: Chris Donaldson, Director, Corporate Development, 604.638.2520 or cdonaldson@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 14:56e 28-FEB-20